Exhibit 4.22

To:	DVB Bank SE, as Issuing Bank, Agent and Security Agent Platz der Republik 6 60325 Frankfurt am Main Germany Attention: Loan Administration Manager Fax No: +49 69 97 50 4444

-and-

Attention: Camila Policarpio c/o DVB Transport (US) LLC 609 Fifth Avenue, 5th Floor New York, New York 10017 Facsimile: +212 858 2663 Email: Camila.Policarpio@dvbbank.com
January 11, 2016

Dear Sirs:

We refer to the First Demand Guarantee Facility Agreement dated as of June 26, 2013 (as amended, the “Guarantee Facility Agreement”) among (i) UP Offshore Apoio Marltimo Ltda. as obligor (the “Obligor”)(ii) DVB Bank SE as issuing bank (the “Issuing Bank”)and (iii) DVB Bank SE as Agent and Security Agent, pursuant to which the Issuing Bank agreed to make available for the account of the Obligor a first demand guarantee facility of up to the lesser of $16,820,295 and 110% of the outstanding amount under the BNDES Loan for the purpose of providing a First Demand Guarantee as collateral security for the BNDES Loan.

Words and expressions defined in the Guarantee Facility Agreement shall have the same meaning when used in this letter agreement (this “Letter Agreement”)except as expressly provided in this Letter Agreement. In addition:

“BNDES” means Banco Nacional de Desenvolvimento Econômico e Social – BNDES, the Brazilian national development bank, a empresa pública federal, with offices at Avenida República do Chile n°100, in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil.

“BNDES loan Agreement” means the Financing Agreement dated August 20, 2009, entered into by BNDES and the Obligor providing for BNDES to make available to the Obligor a loan facility in the amount of (originally) R$36,473,952.93 (equivalent to $18,729,564 as of the date of execution thereof) for the purposes described therein.

“Bonds” means Ultrapetrol’s 8.875% First Preferred Mortgage Notes Due 2021.

“Forbearance Commencement Date” means January 11, 2016.

“Forbearance Period” means the period of time commencing at 12:01 a.m. New York City time on the Forbearance Commencement Date and ending on the Forbearance Termination Date.

“Forbearance Termination Date” means the earliest to occur of:

(a)	12:00 noon (New York Time) on March 31, 2016;

(b)
the failure after the date hereof of any of the Obligor or the Corporate Guarantors to comply with any of the terms or undertakings of this Letter Agreement, including without limitation the covenants set forth in Clauses 1and 4 hereof;

(c)
the date of the occurrence of (i) any default or event of default under any Third Party Forbearance Agreement (as such term is defined below), or (ii) the termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of any Third Party Forbearance Agreement, unless, in the case of only Ultrapetrol or any subsidiary thereof (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial ownership interest), a proceeding as contemplated under the proviso in clause (d) of this definition of Forbearance Termination Date shall have commenced within two Business Days following the date thereof and (x) such proceeding results in an automatic stay or equivalent and (y) no enforcement action has been taken within such two (2) Business Days period as a consequence of such termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of such Third Party Forbearance Agreement;

(d)
the date any proceeding shall be instituted by or against any Security Party or Affiliate of any Security Party seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property, provided that the parties hereto agree that a Forbearance Termination Date will not be deemed to have occurred solely on the basis of such a proceeding being instituted by or against Ultrapetrol or any subsidiary thereof (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial ownership interest) and:

	(i)	none of the Offshore Entities is named as a “debtor” in such proceeding;

	(ii)	notwithstanding any provision contained herein to the contrary, the Creditor Parties may:

(1)
file a proof of claim against Ultrapetrol in any such proceeding for the full amount of the obligations guaranteed by Ultrapetrol under the Guarantee Facility Agreement (and for the purposes of such proof of claim, all accrued interest and other amounts accrued or owing under the Guarantee Facility Agreement shall be deemed immediately due and payable without notice or demand therefor), and none of Ultrapetrol or any other party named as a “debtor” in such proceeding will contest such proof of claim or the amount being claimed therein; and

(2) exercise all rights, remedies and objections available to them as a “creditor” in such proceeding; and

	(iii)	such proceeding, or any orders issued in relation to such proceeding, will not permit Petrobras to terminate, or result in Petrobras terminating, a Time Charter or a Service Contract for a Ship;

(e)	the date of the occurrence after the date hereof of any Event of Default under the Guarantee Facility Agreement (other than any Event of Default waived or as otherwise provided for herein);

(f)
the date of the occurrence of any default or event of default under any other credit facility (including the Indenture) to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party, unless either (i) a Third Party Forbearance Agreement has been executed in respect of such credit facility under which a waiver or forbearance with respect to such default or event of default has been given by the relevant creditors thereunder and remains in effect, or (ii) a bankruptcy proceeding has been instituted by or against the relevant obligor prior to the occurrence of such default or event of default and such proceeding results in an automatic stay or equivalent; or

(g)
the 5th Business Day after Ultrapetrol and/or the Obligor gives notice to the Creditor Parties of the exercise of remedies by any creditor under the Indenture, any credit facility with IFC, any credit facility with OFID or any other credit facility to which any subsidiary of Ultrapetrol (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial  ownership interest) is a party, regardless of whether there is a Third Party Forbearance Agreement in effect with respect to such credit facility, provided that if Ultrapetrol and/or the Obligor shall not have given the Creditors Parties notice within two (2) Business Day of having obtained knowledge of any such exercise of remedies, the Forbearance Termination Date shall be the date any such notice should have been given.

“IFC” means the International Finance Corporation.

“Indenture” means the Indenture dated as of June 10, 2013 among Ultrapetrol, the Subsidiary Guarantors and Pledgors named therein and Manufacturers and Traders Trust Company as Trustee in respect of the Bonds.

“Offshore Entities” means the entities listed on Schedule A hereto.

“OFID” means the OPEC Fund for International Development.

“Third Party Forbearance Agreement” means in respect of each other credit facility (other than the Indenture, any credit facility agreement with IFC, any credit facility agreement with OFID and the BNDES Loan Agreement) to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party, a forbearance agreement with the applicable creditors, in each case in form and substance reasonably acceptable to the Creditor Parties, that shall remain in force throughout the Forbearance Period, with provisions including, at a minimum:

(a)	forbearance, extension and/or waiver of:

(i)
any principal payments due under any such credit facility starting from the Forbearance Commencement Date (except with respect to mandatory prepayments of principal in connection with the sale or loss of a ship or vessel financed thereunder, and then only to the extent of any funds received with respect to such sale or loss (net of expenses));

	(ii)	any payments under any such credit facility not otherwise permitted under the terms of this Letter Agreement; and

	(iii)	existing and potential breaches of any financial or other covenants thereunder through March 31, 2016); and

(b)
an acknowledgment and agreement that funds used from any debt service reserve account will not be required to be replenished during the applicable forbearance period in such Third Party Forbearance Agreement, it being understood and agreed that if a standstill agreement or other agreement is executed during the Forbearance Period (i) among (x) Ultrapetrol, the Subsidiary Guarantors and Pledgors named in the Indenture and (y) the holders of a majority in the principal amount of the Bonds, (ii) among Ultrapetrol and any subsidiary thereof and IFC with respect to any credit facility with IFC or (iii) among Ultrapetrol and any subsidiary thereof and OFID with respect to any credit facility with OFID, any such standstill agreement or other agreement shall be deemed a Third Party Forbearance Agreement for purposes of this Letter Agreement whether or not that such standstill agreement or other agreement includes the provisions of subparagraphs (a) and (b) of this definition.

We request that, by countersigning this Letter Agreement, you confirm your agreement to the following waivers in connection with the Guarantee Facility Agreement:

1.	Waiver of financial covenants under Clause 11 of the Guarantee Facility Agreement.

It is acknowledged and agreed among the Obligor and the Creditor Parties that the Creditor Parties hereby waive compliance with Clause 11 of the Guarantee Facility Agreement during the Forbearance Period, provided that the Obligor shall provide the Creditor Parties, on a weekly basis, a 13-week cash flow forecast and monthly cash flow projections thereafter up to week 26 at the Obligor and Ultrapetrol levels.

The Obligor and the Creditor Parties further agree that nothing contained herein shall be deemed to be a waiver of Clause 11 of the Guarantee Facility Agreement for any period after the Forbearance Period.

2.	Waiver of provision of additional security on the basis of the collateral maintenance ratio covenant under Clause 14 of the Guarantee Facility Agreement.

It is acknowledged and agreed among the Obligor and the Creditor Parties that the Creditor Parties hereby waive the Obligor’s compliance with any obligation it may have to provide additional security or make any prepayment of the Loan pursuant to Clause 14.2 of the Guarantee Facility Agreement during the Forbearance Period.

The Obligor and the Creditor Parties further agree that nothing contained herein shall be deemed to be a waiver of any provision of Clause 14 of the Guarantee Facility Agreement for any period after the Forbearance Period.

3.
Waiver of anticipated Events of Default under Clause 18.1(b), Clause 18.1(f), Clause 18.1(g), Clause 18.1(h), Clause 18.1(i), Clause 18.1(k), Clause 18.1(s)(i) and Clause 18.1(t) of the Guarantee Facility Agreement.

It is acknowledged and agreed among the Obligor and the Creditor Parties that, to the limited extent any of the events or circumstances for which a waiver has been provided under paragraphs 1 through 2 of this Letter Agreement would otherwise be deemed an Event of Default pursuant to Clause 18.1(b) of the

Guarantee Facility Agreement, the Creditor Parties hereby agree to waive such Event of Default, in each case, during the Forbearance Period.

It is further acknowledged and agreed among the Obligor and the Creditor Parties that, to the limited extent that any event or circumstance arising during the Forbearance Period would be deemed an Event of Default pursuant to Clause 18.1(s)(i) and/or Clause 18.1(t) of the Guarantee Facility Agreement, the Creditor Parties hereby agree to waive such Event of Default, in each case, during the Forbearance Period.

It is further acknowledged and agreed among the Obligor and the Creditor Parties that, to the limited extent that any event or circumstance arising during the Forbearance Period involving only Ultrapetrol or any subsidiary thereof (other than UP Offshore Bahamas or any person in which UP Offshore Bahamas has a direct, indirect or beneficial ownership interest) would be deemed an Event of Default pursuant to Clause 18.1(f), Clause 18.1(g), Clause 18.1{h), Clause 18.l(i) and/or Clause 18.1{k) of the Guarantee Facility Agreement, the Creditor Parties hereby agree to waive such Event of Default, in each case, during the Forbearance Period.

The Obligor and the Creditor Parties further agree that nothing contained herein shall be deemed to be a waiver of: (a) any other Event of Default under Clause 18 of the Guarantee Facility Agreement for any period, or (b) Clause 18.1(b), Clause 18.1(f), Clause 18.1(g), Clause 18.l(h), Clause 18.l(i), Clause 18.1(k), Clause 18.1(s)(i) and Clause 18.l(t) of the Guarantee Facility Agreement after the Forbearance Period.

4.	Covenants during the Forbearance Period.

During the Forbearance Period:

(a)
Ultrapetrol shall cause all cash standing to the credit of or received in any account of any of the Offshore Entities and all incoming revenue in whatever form to remain in such account of such Offshore Entity in which it stands or is received and shall not permit such monies to be distributed, loaned or otherwise upstreamed or transferred by any Offshore Entity to any holding company at each of the UP Offshore Bahamas and Ultrapetrol levels or to any Affiliate of any Corporate Guarantor or of the Obligor, provided that:

(i)
up to $5,000,000 may be transferred from only UP Offshore Bahamas or Ultrapetrol and applied solely toward payment of restructuring fees,expenses and severance costs as reasonably allocated to the business of the Offshore Entities as established to the reasonable satisfaction of the Creditor Parties; and

(ii)
funds in the Earnings Account may be used to effect payment of ordinary course business operating expenses (including but not limited to management fees and the allocable share of hire payments due to the third party joint venture party in respect of the operation of the UP Coral) related to (x) the Ship and (y) other vessels owned by any Offshore Entity that is not a Corporate Guarantor;

(b)
None of Ultrapetrol or any of its subsidiaries or affiliates shall make any payments of principal due under any other credit facility to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party or for which it is a guarantor, provided that Ultrapetrol and/or its subsidiaries or affiliates shall make the following payments as and when the same shall become due and payable:

(i)
mandatory prepayments of principal in connection with (x) the sale or loss of a ship or vessel financed thereunder, and then only to the extent of any funds received with respect to such sale or loss (net of expenses), (y) a payment of $1,800,000 from the debt service reserve account of Linford Trading Inc. (“Linford”)under the Loan Agreement dated as of December 20, 2013 (the “Linford Loan Agreement”)among, inter alios, Linford as borrower and DVB Bank America N.V. and NIBC Bank N.V. as creditor parties (the “Linford Creditor Parties”),and (z) a payment of $2,500,000 from the debt service reserve account of Ingatestone Holdings Inc. (“Ingatestone”)under the Loan Agreement dated as of January 18, 2013 (the “Ingatestone Loan Agreement”)among, inter alios, Ingatestone as borrower, DVB Bank America N.V., NIBC Bank N.V. and ABN AMRO Capital USA LLC as creditor parties (the “Ingatestone Creditor Parties”);and

(ii)
any scheduled payments due (x) in February, 2016 under the Natixis credit facility, and (y) during the Forbearance Period under the BNDES Loan Agreement, in each of case (x) and (y) as provided in Schedule B hereto with respect to each such facility;

(c)
None of Ultrapetrol or any of its subsidiaries or affiliates (including without limitation any Offshore Entity) shall enter into any arrangements with any creditor pursuant to which it or they have granted or will grant any collateral, guarantees, preferential terms or treatment (or equivalent) additional to any such arrangements in place (including pursuant to any Third Party Forbearance Agreement) and disclosed to the Creditor Parties prior to entering into this Letter Agreement. In addition, Ultrapetrol agrees that it shall disclose to the Creditor Parties for information purposes only drafts of any Third Party Forbearance Agreement and the executed version of each such Third Party Forbearance Agreement;

(d)
Ultrapetrol shall provide to the Creditor Parties unredacted copies of any restructuring plan (each, a “Plan”)presented by Ultrapetrol to the holders of the Bonds or any other lender to Ultrapetrol or any subsidiary thereof, and Ultrapetrol shall:

(i)
on a continuing basis, promptly upon receipt or issuance thereof, provide or procure the provision to the Creditor Parties of copies of any revisions to any such Plan or any succeeding plan or proposals presented by Ultrapetrol to the holders of the Bonds or such other lenders;

(ii)
provide details as to any proposed participation of the Southern Cross Entities (as such term is defined in the Indenture) in such Plan or in any such succeeding plan or proposals presented by Ultrapetrol to the holders of the Bonds; and

	(iii)	provide status reports to the Creditor Parties on a bi-weekly basis and make its executive management and advisors available for in-person or telephonic meetings with the Creditor Parties;

(e)
Each of the Obligor and the Corporate Guarantors shall provide evidence satisfactory to the Creditor Parties relating to capital expenses as required by the Creditor Parties during the Forbearance Period and shall where possible defer or cancel/postpone such payments and avoid the incurrence of any further obligations to make such payments, and generally use all commercial efforts to conserve and retain cash (it being understood and agreed that as to all of the foregoing to the extent consistent with safe and sound operation of the Ships in compliance with all applicable laws, regulations and insurance requirements);

(f)
It is understood and agreed that the Agent, for and on behalf of (i) itself and the Creditor Parties, (ii) the Linford Creditor Parties, (iii) the Ingatestone Creditor Parties, (iv) DVB Bank SE, DVB Bank America N.V. and Banco Security as creditor parties (the “Jasper and Turquoise Creditor Parties”)in respect of the financing of the UP Jasper and UP Turquoise (the “Jasper and Turquoise Credit Facility”)and (iv) DVB Bank SE and DVB Bank America N.V. as creditor parties (the “Bilateral Creditor Parties”,and together with the Creditor Parties, the Linford Creditor Parties, the Ingatestone Creditor Parties and the Jasper and Turquoise Creditor Parties, the “Offshore Creditor Parties”)in respect of various bilateral credit facilities (the “Bilateral Credit Facilities”)made available by them to certain of the Offshore Entities, have hired a strategic advisor (the “Strategic Advisor”)to, inter alia:

	(A)	review any Plan and any revisions or modifications thereto;

(B)
advise the Offshore Creditor Parties with respect to the Plan and any succeeding plan or proposals and in connection with any restructuring of the Loan Agreement, the Linford Loan Agreement, the Jasper and Turquoise Credit Facility and the Bilateral Credit Facilities (collectively, the “Offshore Credit Facilities”);and

(C)
advise the Offshore Creditor Parties on their response to the Plan before the Offshore Creditor Parties enter into any agreement with regard to the Plan or a restructuring agreement with respect to any of the Offshore Credit Facilities.

In connection with the foregoing, Ultrapetrol shall (x) pay all fees, costs and expenses incurred by the Agent in connection with the services provided by such Strategic Advisor within 5 Business Days after receipt of any invoice of such Strategic Advisor and shall indemnify the Agent for all such invoices paid by the Agent that were not paid by Ultrapetrol within the aforesaid 5 Business Days, and (y) cause each of the “Security Parties” and/or “Obligors” under each of the Offshore Credit Facilities to cooperate fully with such Strategic Advisor.

5.	Obligor and Corporate Guarantor Representations and Warranties.

Each of the Obligor and each Corporate Guarantor hereby represents and warrants as follows:

(a)
The execution and delivery by the Obligor and each of the Corporate Guarantors of this Letter Agreement and the performance by each such Security Party of all of its agreements and obligations under the Guarantee Facility Agreement, as amended hereby, are within such Security Party’s corporate authority and have been duly authorized by all necessary corporate action on the part of such Security Party, and no consent of any third party is required in connection with the transactions contemplated by this Letter Agreement.

(b)
This Letter Agreement and the Guarantee Facility Agreement, as amended hereby, constitute the legal, valid and binding obligations of each of the Security Parties party hereto and are enforceable against such Security Parties in accordance with their terms, except as enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting generally the enforcement of, creditors’ rights and except to the extent that availability of the remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

(c)	The Obligor and each of the Corporate Guarantors certifies that:

(i)	there is no proceeding for the dissolution or liquidation of any Security Party;

(ii)
the representations and warranties contained in the Guarantee Facility Agreement, as amended hereby, are true and correct as though made on and as of the date hereof, except for (A) representations or warranties which expressly relate to an earlier date in which case such representations and warranties shall be true and correct, in all material respects, as of such earlier date or (B) representations or warranties which are no longer true as a result of a transaction expressly permitted by the Guarantee Facility Agreement or as contemplated by this Letter Agreement;

(iii)
there is no material misstatement of fact in any information provided by any of the Security Parties to the Creditor Parties since September 30, 2015, and such information did not omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and

(iv)
it has not entered into nor agreed to enter into any arrangements with any creditor pursuant to which they have or will be granted any collateral, guarantees, preferential terms or treatment (or equivalent) additional to that in place prior to entering into this Letter Agreement.

6.	Conditions precedent to the effectiveness of this Letter Agreement.

This Letter Agreement shall become effective upon the completion, to the reasonable satisfaction of the Creditor Parties, of the following conditions precedent:

(a)
the relevant Ultrapetrol parties, as applicable, shall have entered into a Third Party Forbearance Agreement in respect of each other credit facility to which Ultrapetrol or UP Offshore Bahamas or an affiliate or subsidiary of them is a party (provided that if a Third Party Forbearance Agreement is not executed with respect to the Jasper and Turquoise Credit Facility, DVB Bank SE, as a lender under such facility, shall have executed an undertaking to abide by the terms of a draft of such Third Party Forbearance Agreement as if it had been executed by all creditor parties to such facility); and

(b)
the Obligor shall pay to the Creditor Parties a fee of $15,000 in connection with this Letter Agreement, provided that the Creditor Parties agree that upon payment such fee shall be deducted from any restructuring fee the Creditor Parties request in connection with a restructuring of the obligations under the Guarantee Facility Agreement.

7.	Reservation of rights.

It is acknowledged and agreed among the Obligor, the Corporate Guarantors and the Creditor Parties that the Creditor Parties expressly reserve all other rights and remedies to which they are entitled under the Guarantee Facility Agreement or any other Finance Document in relation to the matters described above in this Letter Agreement or any future breach and/or non-compliance with, or event of default under, the terms ofthis Letter Agreement or any other Finance Document.

8.	Corporate Guarantors’ confirmation.

Each Guarantor, by its signature of this Letter Agreement, confirms its consent to the waivers and amendments to the Guarantee Facility Agreement set out herein and confirms that the guarantee remains in full force and effect.

9.	No other amendments or waivers.

Other than as set forth in this Letter Agreement, the provisions of the Guarantee Facility Agreement shall remain unchanged and in full force and effect.

10.	Finance Document.

It is acknowledged and agreed that this Letter Agreement shall constitute a Finance Document for purposes of the Guarantee Facility Agreement.

11.	Governing law and jurisdiction.

The provisions of Clause 30 (Law and Jurisdiction) of the Guarantee Facility Agreement shall apply to this Letter Agreement as if set out in full but so that references to “this Agreement” are amended to read “this Letter Agreement”. All remaining provisions of the Guarantee Facility Agreement and the Finance Documents shall remain in full force and effect.

[SIGNATURE PAGES FOLLOW]

Sincerely,

UP OFFSHORE APOIO MARÍTIMO LTDA.

By:	/s/ Damian Scokin
Name:	Damian Scokin
Title:

ULTRAPETROL (BAHAMAS) LTD.,
as Corporate Guarantor

By:	/s/ Damian Scokin
Name:	Damian Scokin
Title:

UP OFFSHORE (BAHAMAS) LTD.,
as Corporate Guarantor

By:	/s/ Damian Scokin
Name:	Damian Scokin
Title:

Subject to satisfaction of Conditions Precedent as stated in Paragraph 6, accepted and agreed this 11th day of January, 2016 by:

DVB BANK SE, as Issuing Bank, Agent and Security Agent

By:	/s/ Daniel C. Rodgers
Name:	Daniel C. Rodgers
Title:	Attorney-in-Fact

SCHEDULE A
List of Offshore Entities

UP Offshore (Bahamas) Ltd.
UP Offshore Apoio Marítimo Ltda.
UP Offshore (Panama) S.A.
UP Offshore (Uruguay) S.A.
Packet Maritime Inc.
Padow Shipping Inc.
Glasgow Shipping Inc.
Zubia Shipping Inc.
Corporación de Navigación Mundial S.A.
Ingatestone Holding Inc.
Bayshore Shipping Inc.
Amber Shipping Inc.
Springwater Shipping Inc.
Woodrow Shipping Inc.
Linford Trading Inc.
Leeward Shipping Inc.
Jura Shipping Inc.
Topazio Shipping LLC

SCHEDULE B
List of Scheduled Permitted Payments under
 Natixis Credit Facility and BNDES Loan Agreement

Payment Date	Facility	Type	Amount
10-Jan-16	BNDES	Interest	$53,105
		Amortization	$92,500
			$145,605

10-Feb-16	BNDES	Interest	$51,487
		Amortization	$92,500
			$143,987

20-Feb-16	Natixis	Interest	$13,995
		Amortization	$227,000
			$240,995

10-Mar-16	BNDES	Interest	$50,621
		Amortization	$92,500
			$143,121

		Total:	$673,708